Exhibit 99.1

news release

Hydro One Limited Announces Pricing of Secondary Offering of Common Shares by the

Province of Ontario; Closing Expected on November 5, 2015

For Immediate Release – October 29, 2015

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO: Hydro One Limited (the “Company”), on behalf of itself and Hydro One Inc., today announced that it has entered into an underwriting agreement for the secondary offering of common shares (the “offering”) of the Company by the Province of Ontario (the “Province”). Pursuant to the underwriting agreement, the Province has agreed to sell to a syndicate of underwriters 81,100,000 common shares of the Company at a price of $20.50 per common share, for total gross proceeds to the Province of $1.66 billion. The Company understands that approximately 40% of the offering has been allocated to retail investors. The Company will not receive any proceeds from the offering.

The offering is being made through a syndicate of underwriters led by RBC Capital Markets and Scotiabank. The Province has granted the underwriters an over-allotment option to purchase an additional 8,150,000 common shares at the offering price and that is exercisable, in whole or in part, at any time for a period of 30 days after closing of the offering.

Upon closing of the offering, there will be 595,000,000 common shares issued and outstanding in the capital of the Company, of which the Province will own 513,900,000 (505,750,000 if the over-allotment option is exercised in full) representing 86.4% of the issued and outstanding common shares (85% if the over-allotment option is exercised in full). This does not give effect to the other transactions contemplated by the Province discussed in the final supplemented PREP prospectus of the Company.

The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the common shares of the Company subject to fulfilling customary TSX requirements. Trading of the Company’s common shares under the symbol “H” is expected to commence on the closing of the offering, which is scheduled for November 5, 2015. The closing of the offering is subject to the satisfaction of customary conditions, including the condition that the Company acquire all of the issued and outstanding shares of Hydro One Inc. from the Province prior to closing of the offering.

The offering is only made by prospectus. A copy of the Company’s final supplemented PREP prospectus will be available on SEDAR at www.sedar.com. The prospectus contains important information about the securities being offered. Investors should read the prospectus before making an investment decision.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. State securities laws and may not be offered or sold, directly or indirectly, within the United States (as defined in Regulation S under the U.S. Securities Act) other than pursuant to an available exemption from the registration requirements of the U.S. Securities Act. This press release does not constitute an offer to sell or a solicitation of an offer to buy any such securities within the United States.

A copy of the Company’s final base PREP prospectus has been filed, and the Company’s final supplemented PREP prospectus will be filed, for information purposes only, under Hydro One Inc.’s profile on SEDAR at www.sedar.com. Certain of Hydro One Inc.’s historical disclosure has been updated and is presented in these documents and these documents also contain a description of potential impacts to Hydro One Inc. and its subsidiaries as a result of the offering.

About the Company

Upon completion of the offering, the Company will be Ontario’s largest electrical transmission and distribution utility with approximately $23 billion in assets and 2014 revenues of over $6 billion. The Company’s regulated transmission and distribution operations are owned by Hydro One Inc., which will become a wholly-owned subsidiary of the Company prior to completion of the offering. Hydro One Inc. delivers electricity safely and reliably to over 1.2 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One Inc. owns and operates Ontario’s approximately 29,000 km high-voltage transmission network and an approximately 122,000 circuit km primary low-voltage distribution network.

Forward-Looking Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: statements related to the expected closing date of the offering and the date that trading of the Company’s common shares is expected to commence on the TSX. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in the final base PREP prospectus of the Company and Hydro One Inc.’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. The Company and Hydro One Inc. do not intend, and they disclaim any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Bruce Mann Investor Relations investor.relations@hydroone.com 416-345-5722	Daffyd Roderick Media Inquiries daffyd.roderick@hydroone.com 416-345-6868